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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q

[X]   Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2008

      OR

[ ]   Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      For the transition period from _____ to _____

Commission file number 000-53309

RIVERDALE MINING INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

20 Carl Crescent
Toronto, Ontario
Canada M1W 3R2
(Address of principal executive offices, including zip code.)

1-877-536-0333
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   **Accelerated filer   [ ]**

Non-accelerated filer   [ ]   **Smaller reporting company   [X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES [X] NO [ ]**

As of February 12, 2009, the Company had 7,000,000 shares of common stock outstanding.

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RIVERDALE MINING INC.

FORM 10-Q
December 31, 2008
INDEX

PART I-- FINANCIAL INFORMATION

Item 1.   Financial Statements (Unaudited)
Item 2.   Management's Discussion and Analysis of Financial Condition
Item 3   Quantitative and Qualitative Disclosures About Market Risk
Item 4T.   Control and Procedures

PART II-- OTHER INFORMATION

Item 1   Legal Proceedings
Item 1A   Risk Factors
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.   Defaults Upon Senior Securities
Item 4.   Submission of Matters to a Vote of Security Holders
Item 5.   Other Information
Item 6.   Exhibits

SIGNATURE

EXHIBIT INDEX

PART I – Financial Information

ITEM 1. FINANCIAL STATEMENTS

Riverdale Mining Inc.
(An Exploration Stage Company)

December 31, 2008

Balance Sheets (unaudited)	F-1
Statements of Expenses (unaudited)	F-2
Statements of Cash Flows (unaudited)	F-3
Notes to Financial Statements (unaudited)	F-4

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS
(Unaudited)

ASSETS	December 31, 2008	March 31, 2008
CURRENT ASSETS		
Cash	$ 73,063	$ 143,225
Total Current Assets	73,063	143,225
TOTAL ASSETS	$ 73,063	$ 143,225
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,236	$ 11,840
Total Current Liabilities	14,236	11,840
TOTAL LIABILITIES	14,236	11,840
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock, 100,000,000 shares authorized, $0.00001 par value. No shares are issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.00001 par value; 7,000,000 shares issued and outstanding	70	70
Additional paid-in capital	199,980	199,980
Deficit accumulated during exploration stage	(141,223)	(68,665)
TOTAL STOCKHOLDERS' EQUITY	58,827	131,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,063	$ 143,225

See accompanying condensed notes to interim unaudited financial statements.

F-1

4

RIVERDALE MINING INC.
(An Exploration Stage Company)
STATEMENTS OF EXPENSES
(Unaudited)

	Three Months Ended		Nine Months Ended		For the period From March 30, 2007 Through
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008
COSTS AND EXPENSES					
Consulting fees	$ 10,990	$ 7,345	$ 40,757	$ 7,990	$ 52,972
Legal & accounting	2,500	5,970	12,300	22,297	46,582
Exploration	1,500	-	4,000	-	14,000
General & administrative	4,741	969	15,501	1,672	27,669
NET LOSS	$ (19,731)	$ (14,284)	$ (72,558)	$ (31,959)	$ (141,223)
NET LOSS PER SHARE - BASIC AND DILUTED	$ (.00)	$ (.00)	$ (.01)	$ (.00)	
WEIGHTED AVERAGE SHARES OUTSTANDING- BASIC AND DILUTED	7,000,000	5,444,444	7,000,000	5,444,444	

See accompanying condensed notes to interim unaudited financial statements.

F-2

5

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended December 31, 2008	For the Nine Months Ended December 31, 2007	For the period from March 30, 2007 (Inception) through December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (72,558)	$ (31,959)	$ (141,223)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase (decrease) in accounts payable	2,396	2,024	14,236
Net cash used in operating activities	(70,162)	(29,935)	(126,987)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of common stock	-	200,000	200,050
Net cash provided by financing activities	-	200,000	200,050
Change in cash	(70,162)	170,065	73,063
Cash, beginning of period	$ 143,225	$ 50	$ -
Cash, end of period	$ 73,063	$ 170,115	$ 73,063
SUPPLEMENTAL CASHFLOW DISCLOSURES			
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

See accompanying condensed notes to interim unaudited financial statements.

F-3

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.   BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Riverdale Mining Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Riverdale's Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which substantially duplicate the disclosure contained in the audited financial statements for fiscal 2008 as reported in the Form 10-K have been omitted.

NOTE 2.   GOING CONCERN

From March 30, 2007 (date of inception) to December 31, 2008, Riverdale Mining has not generated revenues and has accumulated losses of $141,223 since inception. The continuation of Riverdale Mining as a going concern is dependent upon the continued financial support from its shareholders, the ability of Riverdale Mining to obtain necessary equity financing to continue operations, and the attainment of profitable operations. There is no guarantee that Riverdale Mining will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Riverdale Mining's ability to continue as a going concern.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach this point.

Work Completed:

Exploration crew spent September 13 and 14th, 2008 on-site prospecting and sampling the Project. Access to the site was good and both the Black Diamond and the Independent showings were located and sampled on the first day.

As the Black Diamond showing is not mentioned in historic government reports it was decided that the entire second field day be spent prospecting the rest of the property with the hope of locating additional undocumented mineralized showings.

Observations and Results:

Black Diamond showing: The crew observed a caved adit, 4 trenches and a shallow shaft in this area. These old workings were developed on a series of narrow (+/- 4.0 inch) parallel quartz veins/veinlettes that were traced (by the workings) for approximately 150 feet. A total of six rock samples were collected from the better mineralized vein material. The highest gold value received was 2.3g/t from a sample of the dump material at the mouth of the caved adit. All of the other five rock samples returned values of less than 0.52g/t Au. While pyrite, galena, chalcopyrite and sphalerite were observed in most of the rock samples, none of the base metal elements (Pb, Zn, and Cu) returned values close to levels of economic interest.

Independent showing: Three shallow pits/trenches were located in this area. These workings were also developed on a series of narrow quartz carbonate veinlettes/stockwork that carried trace amounts of arsenopyrite and pyrite. The highest gold value obtained from the four rock samples collected in this area was 885ppb (0.88g/t). The other three rock samples returned gold values of less than 150ppb.

General: - Geological observation at the known showings and property wide prospecting confirmed the geological setting as previously reported. No additional "old workings" or mineralized zones were located during the course of the prospecting.

Conclusions and Recommendations: Based on the low gold values, narrow mineralized structures and short strike lengths of mineralization it is apparent that an insufficient volume of economically exploitable material ("ore") occurs within the Project. As this is the case, it is recommend that no further work be carried out on the South Rossland Project and that the claims either be abandoned or held under minimum care and maintenance.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Future equity financing could result in additional dilution to existing shareholders.

Liquidity and Capital Resources

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We have the right to explore one property which consists of three claims comprising a total of 177.9 acres. The property is registered in our president's name.

Since inception, we have issued 7,000,000 shares of our common stock and received $200,050.

In March 2007, we issued 5,000,000 shares of common stock to our officers and directors pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The purchase price of the shares was $50. This was accounted for as an acquisition of shares.

In December 2007, we completed our public offering by raising $200,000 and issued 2,000,000 shares of common stock.

As of December 31, 2008, our total assets were $73,063 consisting entirely of cash and our total liabilities were $14,236.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 4T.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our Disclosure Controls were effective as of the end of the period covered by this report.

Changes in Internal Controls

We have also evaluated our internal control for financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART II. OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

Currently we are not aware of any litigation pending or threatened by or against the Company.

ITEM 1A.   RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On August 13, 2007, the SEC declared our Form SB-2 registration statement effective (SEC File no. 333-145049) allowing us to sell 1,000,000 shares of common stock minimum, 2,000,000 shares of common stock maximum at an offering price of $0.10 per share. There was not underwriter involved in our public offering. On December 3, 2007 we completed our public offering by issuing 2,000,000 shares of our common stock and raising $200,000. The funds were used to date are as follows:

Consulting Fees	$	52,972
General and Administrative Fees		17,805
Legal and Accounting		46,582
Mining Exploration		4,000
Professional Fees		5,628
Total remaining	$	73,013

ITEM 3.   DEFAULTS UPON SENIOR SECUITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5.   OTHER INFORMATION.

None.

ITEM 6.   EXHIBITS.

The following documents are included herein:

Exhibit No.   Document Description

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of February, 2009.

RIVERDALE MINING INC.

BY: <u>VLADIMIR VASKEVICH</u>
Vladimir Vaskevich, President, Principal
Executive Officer, Treasurer, Principal
Financial Officer and Principal Accounting
Officer

EXHIBIT INDEX

Exhibit No.   **Document Description**

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).